PARSONS/BURNETT/BJORDAHL LLP

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ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

June 30, 2008

Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

Washington D.C. 20548

Re:

UTEC, Inc.

Form 10-12G

Filed May 14, 2008

File No. 000-53241

Dear Ms. Long:

This letter is in response to your comment letter dated May 27, 2008 in regards to the Form 10 filing of UTEC, Inc, a Nevada corporation ("Company").  The Form 10 has been updated with current financial statements through the quarter ended March 31, 2008.

Very truly yours.

PARSONS/BURNETT/BJORDAHL, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs

Suite 2070 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

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